SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

SYBASE, INC.

(Name of Subject Company)

SYBASE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

871130100

(CUSIP Number of Class of Securities)

Daniel R. Carl, Esq.

Vice President and General Counsel

One Sybase Drive

Dublin, CA 94568

(925) 236-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Michael J. Kennedy, Esq.

Michael S. Dorf, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

525 Market Street, Suite 1500

San Francisco, CA 94105

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2010, as amended by Amendment No. 1 thereto filed with the SEC on June 17, 2010, Amendment No. 2 thereto filed with the SEC on July 2, 2010 and Amendment No. 3 thereto filed with the SEC on July 19, 2010 (as amended or supplemented, the “Schedule 14D-9”) by Sybase, Inc., a Delaware Corporation (“Sybase”), relating to the tender offer by Sheffield Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), to purchase all outstanding Shares at a purchase price of $65.00 per share, net to the holder thereof in cash, without interest and less any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, filed with the SEC on May 26, 2010 by Purchaser and Parent, as amended by Amendment No. 1 thereto filed with the SEC on June 17, 2010 by Purchaser and Parent, Amendment No. 2 thereto filed with the SEC on July 2, 2010 by Purchaser and Parent and Amendment No. 3 thereto filed with the SEC on July 19, 2010 by Purchaser and Parent (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the conditions set forth in the Offer to Purchase dated May 26, 2010, (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Explanatory Note:

As contemplated by the proposed settlement of the litigation described in Item 8 of the Schedule 14D-9 under the heading “Litigation” (the “Merger Litigation”), as further described below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. In addition, Purchaser and Parent are providing certain additional disclosures that are supplemental to those contained in the Schedule TO and the Offer to Purchase. The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. The additional Company disclosures are as follows:

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the paragraph under the caption “Arrangements with Current Executive Officers and Directors of Sybase – Appointment of Sybase Chief Executive Officer to SAP AG Executive Board” as follows:

“The executive board of SAP AG has indicated that it will propose to the supervisory board of SAP AG that it appoint Mr. Chen to SAP AG’s executive board. Such appointment must be approved by the supervisory board of SAP AG and there is no binding agreement between SAP AG and Mr. Chen regarding this appointment or regarding any compensation, severance or other benefits to which Mr. Chen would become entitled in the event of any such appointment. Any such appointment of Mr. Chen to SAP AG’s executive board would not alter or affect any of the potential payments described above to which Mr. Chen would be entitled in connection with the Offer, the Merger or any involuntary termination of employment.”

Item 4. The Solicitation or Recommendation.

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in their entirety paragraphs one, nine, thirteen, eighteen, twenty, and thirty-two, respectively, under the caption “Background of the Offer” as follows:

“As part of the ongoing evaluation of our business, the Board and members of Sybase’s senior management regularly review and assess long-term strategic goals and associated risks, including potential opportunities for business combinations, acquisitions, dispositions, strategic partnerships, internal restructurings and other strategic alternatives. In connection with such evaluations, Sybase has consulted with its management and legal and financial advisors, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”). Sybase engaged BofA Merrill Lynch as its financial advisor in 2005 to assist Sybase, among other things, in connection with certain strategic and financial matters, which engagement was amended and restated in January 2010 to update, at Sybase’s request, certain provisions of BofA Merrill Lynch’s engagement letter given the length of time since its original engagement letter was executed.”

“Throughout April and May of 2010, Mr. Chen frequently updated Robert Wayman, Sybase’s Lead Independent Director, on substantive conversations with representatives of SAP AG. Mr. Chen also had frequent other conversations with other individual members of the Board. During these discussions, Mr. Chen provided Mr. Wayman and other individual members of the Board with updates regarding the status of the discussions and negotiations with SAP AG and the material open issues, and received input from Mr. Wayman and other individual members of the Board.”

“On April 15, 2010, Dr. Nathan and Mr. Ho and other members of Sybase’s technology team held a video conference call with Messrs. Sikka, Mackey and Meenakshisundaram and other members of SAP AG’s technology team to discuss in-memory and database technologies and to identify potential technology synergies between Sybase and SAP AG. For SAP AG, these synergies included enabling the acceleration of its solutions across mobile platforms and driving forward the realization of its in-memory computing vision. For Sybase, these synergies included the ability to utilize SAP AG’s in-memory technology to provide the opportunity for dramatic performance improvements to its analytic processing capabilities, and the ability to bring Sybase’s complex event processing and analytics expertise, which was built in the financial sector, to customers in other industries, markets and product areas in which SAP has a complementary, strong presence.”

“On April 21, 2010, Mr. Chen met with Mr. Sikka in Palo Alto, California, to discuss the shared technology vision of the combined companies to enable companies to become better-run ‘unwired enterprises’.”

“On April 22, 2010, Mr. Chen communicated the Board’s determinations to Mr. McDermott. Mr. McDermott asked Mr. Chen whether a price of $64.00 per Share in cash would be acceptable to the Board. Mr. Chen did not respond directly to this price proposal, but described the Board’s process in evaluating SAP AG’s proposal as compared with other strategic alternatives being considered by the Board, which alternatives included continuing to operate on a stand-alone basis, the possibility of growing its business through significant acquisitions and internal growth while remaining an independent public company, and not pursuing a transaction with SAP AG. Mr. McDermott indicated that it was unlikely that SAP AG would be willing to offer a price per Share in the high $60s.”

“Also on April 30, 2010, Dr. Nathan had a teleconference call with Mr. Meenakshisundaram to continue their discussion from the April 15, 2010 meeting, including a discussion of in-memory and database technologies and potential synergies between Sybase and SAP AG in the technology area, and to follow up on questions raised by Mr. Meenakshisundaram at the April 15, 2010 meeting.”

Item 4(c) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the paragraph entitled “Merger Option” under the caption “Reasons for Recommendation – Reasons for the Recommendation of the Board” as follows:

“Merger Option. The Board considered that Purchaser had been granted the Top-Up Option, which permits Purchaser to purchase from Sybase, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the fully diluted Shares immediately after the issuance of the top-up Shares, and that this could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law and allow the Merger Consideration to be delivered more quickly to Sybase’s stockholders who do not tender their Shares in the Offer, without adversely affecting the ability of such stockholder to seek appraisal of the fair value of their Shares under the DGCL. For a further discussion of the Top-Up Option, see “Item 8. Additional Information – Top-Up Option.”

Item 4(d) of the Schedule 14D-9 under the caption “Opinion of Sybase’s Financial Advisor” is hereby amended and supplemented as follows:

—	The following sentence is hereby added after the second sentence of the second paragraph under the heading “Selected Publicly Traded Companies Analysis”:

“Solely for informational purposes and excluding outliers, the low to high calendar year 2011 estimated EBITDA, cash EPS and PEG ratio multiples derived for the selected companies were 4.7x to 7.8x (with a mean of 6.4x), 9.3x to 14.0x (with a mean of 11.6x) and 0.6x to 1.3x (with a mean of 0.9x), respectively.”

—	The fourth sentence of the second paragraph under the heading “Selected Publicly Traded Companies Analysis” is hereby replaced in its entirety with the following two sentences:

“Estimated financial data for the selected publicly traded companies were based on publicly available research analysts’ estimates, including consensus estimates reported by First Call, an online aggregator of independent research analysts’ estimates managed by Thomson Financial, public filings and other publicly available information. Estimated financial data for the Company were based on publicly available research analysts’ estimates, public filings and other publicly available information and certain information provided by the Company’s management.”

—	The following sentence is hereby added after the first sentence of the first paragraph under the heading “Discounted Cash Flow Analysis”:

“In this analysis, stock-based compensation was treated as a cash expense.”

—	The first sentence of the first paragraph under the heading “Selected Transactions Analysis” is hereby replaced in its entirety with the following sentence:

“BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 32 selected transactions announced between January 1, 2007 and May 11, 2010 involving companies in the software industry, which is the industry in which the Company operates:”

—	The following sentence is hereby added after the second sentence of the second paragraph under the heading “Selected Transactions Analysis”:

“Solely for informational purposes and excluding outliers, the low to high next 12 months estimated revenue and cash EPS multiples derived for the selected transactions for which information was publicly available or statistically meaningful were 1.25x to 7.34x (with a mean of 3.16x) and 11.2x to 35.0x (with a mean of 23.6x), respectively.”

—	The fifth sentence of the second paragraph under the heading “Selected Transactions Analysis” is hereby replaced in its entirety with the following sentence:

“Estimated financial data for the Company were based on publicly available research analysts’ estimates, public filings and other publicly available information and certain information provided by the Company’s management.”

—	The second sentence of the third paragraph under the heading “Selected Transactions Analysis” is hereby replaced in its entirety with the following sentence:

“BofA Merrill Lynch reviewed the implied premiums paid in the selected transactions over the target company’s stock price as reported one trading day, one month and three months before the approximate date on which the public became aware of the possibility of such transactions and over the target company’s 52-week high closing stock price.”

—	The following paragraph is added as a new paragraph after the sixth paragraph under the heading “Miscellaneous”:

“From January 1, 2008 through June 14, 2010, BofA Merrill Lynch and its affiliates received for investment banking, commercial banking and/or other financial services unrelated to the Offer and the Merger aggregate fees from Sybase of approximately $10 million and from SAP AG of approximately $1.4 million.”

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended as follows:

“Except as disclosed in the Schedule 14D-9 previously filed by the Company, during the past 60 days, no transactions with respect to the Common Stock have been effected by Sybase or, to Sybase’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
John Chen	6/10/10	Gift to Bank of America Charitable Gift Fund	8,100	N/A
Keith Jensen	7/07/10	Exercise of employee stock options	500	$ 25.94
Keith Jensen	7/07/10	Exercise of employee stock options	500	$ 28.39
Keith Jensen	7/07/10	Exercise of employee stock options	1,000	$ 28.37
Keith Jensen	7/07/10	Sale effected	1,916	$ 64.72
Nita C. White-Ivy	7/07/10	Exercise of employee stock options	500	$ 25.81
Nita C. White-Ivy	7/07/10	Exercise of employee stock options	566	$ 28.39
Nita C. White-Ivy	7/07/10	Exercise of employee stock options	575	$ 28.37
Nita C. White-Ivy	7/07/10	Sale effected	500	$ 64.722
Nita C. White-Ivy	7/07/10	Sale effected	566	$ 64.7191
Nita C. White-Ivy	7/07/10	Sale effected	575	$ 64.72”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence immediately following the last sentence of the first paragraph under the caption “Delaware General Corporation Law – Appraisal Rights” as follows:

“However, financial analyses made by investment bankers or other financial experts that are based on methods generally accepted in the financial community and prepared for the purpose of determining fair value under Section 262 of the DGCL may be considered in the judicial determination of fair value under Section 262 of the DGCL.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the first paragraph under the caption “Delaware General Corporation Law – Appraisal Rights” as follows:

“For the avoidance of doubt, Sybase, Purchaser and Parent have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option (as defined below), any Shares issued upon the exercise of the Top-Up Option, or any promissory note issued by Purchaser in connection with the purchase of any Shares upon the exercise of the Top-Up Option. This acknowledgement and agreement is not subject to modification or revocation.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the second paragraph under the caption “Top-Up Option” as follows:

“Assuming that no Shares, options to acquire Shares or any other rights to acquire Shares are issued or exercised, no treasury Shares cease to be treasury Shares, and none of the 2009 Notes are converted into Shares after July 15, 2010, as of the Acceptance Time Sybase would have approximately 106 million authorized and unissued Shares (including as authorized and unissued Shares for the purpose of the Top-Up Option 17,417,939 treasury Shares) available for issuance upon the exercise of the Top-Up Option, and exercising the Top-Up Option would enable Purchaser to increase its ownership of outstanding Shares from approximately 78% of the outstanding Shares to over 90% of the outstanding Shares. For the avoidance of doubt, Sybase, Purchaser and Parent have acknowledged and agreed that, in any appraisal proceeding described above, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any Shares issued upon the exercise of the Top-Up Option, or any promissory note issued by Purchaser in connection with the purchase of any Shares upon the exercise of the Top-Up Option. This acknowledgement and agreement is not subject to modification or revocation.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the section entitled “Litigation” as follows:

“Between May 13, 2010 and May 25, 2010, three substantially similar putative shareholder class action suits were filed by individual stockholders in the Superior Court of California in Alameda County against Sybase and our directors. The cases are styled as Michael Casey v. Sybase, Inc., et al., Case No. RG10515026, The Vladimir Gusinksy Living Trust Dated 8/25/1993 v. Alberding, et al., Case No. RG10515575, and City of Pontiac General Employees’ Retirement System v. Sybase, Inc., et al., Case No. RG10516213 (collectively, the “California Actions”). The complaints generally allege that Sybase’s directors breached their fiduciary duties by failing to maximize stockholder value in negotiating and approving the Merger Agreement and that Sybase aided and abetted these alleged breaches of fiduciary duties. In the Vladimir Gusinksy action, where SAP AG is additionally named as a defendant, such complaint generally alleges that SAP AG also aided and abetted these alleged breaches of fiduciary duties by Sybase’s directors. The complaints seek class certification, certain forms of injunctive relief, including enjoining the Offer, and payment of plaintiff’s attorney’s costs and fees.

On May 17, 2010, a putative shareholder class action suit styled as Stephen Alberti v. Sybase, Inc., et al., Case No. CV-10-2109, was filed in the United States District Court for the Northern District of California against Sybase’s directors (with the exception of Richard Alberding), Sybase, SAP AG, Parent and Purchaser. The complaint generally alleged that the individual defendants breached their fiduciary duties by failing to maximize stockholder value in negotiating and approving the Merger Agreement and that Sybase, SAP AG, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duties. The complaint sought class certification, certain forms of injunctive relief, including enjoining the Offer, unspecified damages, and payment of plaintiff’s attorney’s costs and fees. Plaintiff voluntarily dismissed this complaint without prejudice on May 20, 2010.

On June 11, 2010, a putative shareholder class action suit styled as Donald Carlson v. Sybase, Inc., et al., Case No. 5557-CC (the “Delaware Action,” collectively with the California Actions, the “Merger Litigation”), was filed in the Court of Chancery for the State of Delaware naming Sybase’s directors, Sybase, Parent and Purchaser as defendants. The complaint generally alleges that the individual defendants breached their fiduciary duties by structuring the tender offer in a coercive manner and failing to disclose all material facts to shareholders and that Parent and Purchaser aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief, including enjoining the Offer, a declaratory judgment as to the application of 8 Del. C. § 262(h), unspecified damages, and payment of plaintiff’s attorney’s costs and fees. On June 11, 2010, plaintiff also filed motions for expedited proceedings and for a preliminary injunction.

On July 19, 2010, counsel for the parties agreed upon the principal terms of a settlement of the Merger Litigation, which would include the dismissal with prejudice of all claims against all of the defendants, including SAP AG, Parent, Purchaser, Sybase and its directors. The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the Merger and final approval of the proposed settlement by the Superior Court of California in Alameda County (the “Court”). Pursuant to the agreements between counsel for the parties in the Merger Litigation, Sybase will make certain supplemental disclosures which are contained in Amendment No. 4 to the Schedule 14D-9 and Parent and Purchaser will make certain supplemental disclosures which are contained in Amendment No. 4 to the Schedule TO. None of SAP AG, Parent, Purchaser, Sybase or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. In addition, the parties agreed to present to the Court a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the Court of the settlement on behalf of a class of shareholders and the dismissal of the Merger Litigation. The Stipulation of Settlement will include a release of all claims asserted in the Merger Litigation against all defendants and their affiliates and agents held by the plaintiffs and class members. Sybase anticipates that plaintiffs will petition the court for an award of attorneys’ fees and expenses. Sybase (or its successors or insurer) will pay such an award. These attorneys’ fees and expenses will not be deducted from the Offer consideration. If the settlement is not approved and such conditions are not satisfied, SAP AG, Parent, Purchaser, Sybase and the other defendants will continue to vigorously defend these actions.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the first paragraph under the caption “Projected Financial Information” as follows:

“In connection with Parent’s due diligence review, Sybase provided to SAP AG, Parent and the Purchaser certain projected financial information for Sybase prepared by Sybase’s management for fiscal years 2010 through 2012 (the “2010-2012 Projections”). In connection with BofA Merrill Lynch’s opinion, Sybase provided the 2010-2012 Projections to BofA Merrill Lynch, and BofA Merrill Lynch reviewed certain projected financial information for Sybase for fiscal years 2013 through 2016, prepared by or at the direction of and approved for BofA Merrill Lynch’s use by Sybase’s management (the “Out Year Projections”), including standalone unlevered, after-tax free cash flows that Sybase was forecasted to generate through fiscal year 2015 (the “Free Cash Flows,” and together with the 2010-2012 Projections and the Out Year Projections, the “Projections”), which Free Cash Flows were calculated by BofA Merrill Lynch based on the 2010-2012 Projections and the Out Year Projections in consultation with Sybase’s management in connection with BofA Merrill Lynch’s discounted cash flow analysis described under “Item 4. Solicitation or Recommendation – Opinion of Sybase’s Financial Advisor – Discounted Cash Flow Analysis.” The Out Year Projections and the Free Cash Flows were not provided to SAP AG, Parent or the Purchaser. The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Sybase’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the penultimate paragraph under the caption “Projected Financial Information” as follows:

“The description of the Projections herein should not be deemed an admission or representation by Sybase, SAP AG, Parent or Purchaser that they are viewed by Sybase, SAP AG, Parent or Purchaser as material information of Sybase, and in fact Sybase views the Projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. The Projections assume improving economic conditions, historical growth rates on Sybase’s data management products and some acceleration of growth on Sybase’s mobility products. The acceleration of growth in revenue associated with mobility offerings is based on Sybase’s assessment of growth in the overall market and of the strength of Sybase’s product offerings. These assumptions do not factor in any significant acquisitions, and result in revenue growth rates of 4.8% in 2010, 7.9% in 2011 and 8.5% in 2012, as illustrated below with respect to the 2010-2012 Projections, and 8.5% in 2013, 8% in 2014, 7% in 2015 and 6% in 2016, which were applied with respect to the Out Year Projections at the direction of and approved for BofA Merrill Lynch’s use by Sybase’s management. The Free Cash Flows reflect stock-based compensation as a cash expense. For the period of 2010 to 2012, we have assumed that our operating margin will improve annually by 100 basis points. For the period of 2013 to 2016, a consistent EBITDA margin of approximately 38% was assumed, which is slightly higher than Sybase’s current EBITDA margin. For both periods, these higher margins are projected to be realized through the leverage gained by higher revenue totals. The Projections for cash earnings per share (diluted) assume the exclusion of stock-based compensation expense of (in thousands) $27,170 for 2010, $28,000 for 2011 and $28,800 for 2012. Financial data for the Company assumes that the 2009 Notes are not converted into Common Stock and remain outstanding as indebtedness of the Company and as of March 31, 2010 is on a pro forma basis to give effect to the redemption in the second quarter of 2010 of the remaining balance of the Company’s 1.75% convertible subordinated notes issued in 2005 through the payment of approximately $558.9 million in cash and the issuance of approximately 3.6 million shares of Common Stock, and therefore the amount of cash and the number of shares of Common Stock included in the financial data for the Company are different than the amount of cash and the number of shares of Common Stock set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the ultimate paragraph and table under the caption “Projected Financial Information” as follows:

“The Projections set forth below are not being described in this Statement to influence your decision whether to tender your shares in the Offer or because we believe they are material, but are being described in this Statement because the 2010-2012 Projections were made available to SAP AG, Parent and Purchaser and the Free Cash Flows were utilized by BofA Merrill Lynch in connection with its discounted cash flow analysis, as described under “Item 4(d). Solicitation or Recommendation – Opinion of Sybase’s Financial Advisor – Discounted Cash Flow Analysis.” The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Sybase contained elsewhere in this Statement, the Offer to Purchase and Sybase’s public filings with the Securities and Exchange Commission. In light of the foregoing factors and the uncertainties inherent in Sybase’s projections, stockholders are cautioned not to place undue, if any, reliance on the Projections described in this Statement.

Sybase Projected Financial Information

2010-2012 Projections

	Fiscal Year Ended December 31,
	2010		2011	2012

	(in thousands, except per share data)
Revenue	$1,227,010	[1]	$1,324,458	$1,437,266
EBITDA	$446,011	[2]	$492,560	$545,107
Operating income	$373,829		$417,797	$467,201
Net income	$235,084		$264,239	$302,336
Cash earnings per share (diluted)	$2.63		$2.88	$3.21

(1) Includes revenue for the six months ended December 31, 2010 of $638,050.

(2) Includes EBITDA for the six months ended December 31, 2010 of $237,448.

Out Year Projections

	Fiscal Year Ended December 31,
	2013	2014	2015	2016

	(in millions)
Revenue	$1,559.4	$1,684.2	$1,802.1	$1,910.2
EBITDA	$591.4	$638.8	$683.5	$724.5

Free Cash Flows

	Six Months Ended December 31,	Fiscal Year Ended December 31,

	2010	2011	2012	2013	2014	2015

	(in millions)
Free Cash Flow	$105.0	$242.9	$275.1	$302.9	$335.4	$360.2”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section under the caption “Other Standstill Agreements” immediately following the final paragraph under the caption “Projected Financial Information” as follows:

“Other Standstill Agreements

Other than the standstill restrictions included in the mutual non-disclosure agreement between Sybase and SAP AG described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements between Sybase and Parent, Purchaser and SAP AG – Mutual Non-Disclosure Agreement” above, Sybase is not a party to any agreement with any other party that includes standstill restrictions that would prevent any such other party from making a competing acquisition proposal.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SYBASE, INC.

By:	/s/ Daniel R. Carl
	Name:	Daniel R. Carl, Esq.
	Title:	Vice President, General Counsel and Secretary

	Dated:	July 19, 2010